July 30, 2019

Evangelos Chatzis
Chief Financial Officer
Danaos Corp
c/o Danaos Shipping Co. Ltd, Athens Branch
14 Akti Kondyli
185 45 Piraeus
Greece

       Re: Danaos Corp
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 5, 2019
           File No. 001-33060

Dear Mr. Chatzis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure